Exhibit 99.1

ICZOOM Group Inc. Appoints Mr. Yi Wang as a Director

Hong Kong, June 04, 2026 (GLOBE NEWSWIRE) -- ICZOOM Group Inc. (Nasdaq: IZM) (the “Company”), a B2B electronic component products e-commerce platform, today announced the appointment of Mr. Yi Wang as a Director of the Company, a member of the Compensation Committee and the Nominating Committee, and the chair of the Audit Committee, effective May 22, 2026.

Effective May 22, 2026, Wei Xia resigned as a director of ICZOOM Group Inc., a Cayman Islands exempted company (the “Company”) for personal reasons. Mr. Xia’s decision to resign from the Company’s board of directors (the “Board”) is not the result of any disagreement with the Company’s operations, policies and procedures.

Wang Yi, age 46, has served as Operations Director of Fengce Packaging Technology (Shanghai) Co., Ltd. since 2013. Prior to that, Mr. Wang was General Manager of Shanghai Gangcheng International Logistics Co., Ltd. from 2011 to 2013, and General Manager of Shanghai Shenliang Information Technology Co., Ltd. from 2005 to 2011. Mr. Wang holds a Bachelor’s degree in International Trade from Shanghai University of International Business and Economics. We believe Mr. Wang is well qualified to serve on our board because of his extensive management experience in the packaging technology, logistics, and information technology industries, as well as his expertise in operations and business management.

About ICZOOM Group Inc.

ICZOOM Group Inc. (Nasdaq: IZM) is primarily engaged in sales of electronic component products to customers in Hong Kong and mainland China through its B2B e-commerce platform. These products are primarily used by China based small and medium-sized enterprises (“SMEs”) in the consumer electronic industry, Internet of Things (“IoT”), automotive electronics and industry control segments. By utilizing latest technologies, the Company’s platform collects, optimizes and presents product offering information from suppliers of all sizes, all transparent and available to its SME customers to compare and select. In addition to the sales of electronic component products, the Company also provides services to customers such as temporary warehousing, logistic and shipping, and customs clearance.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

ICZOOM Group Inc.

Lei Xia

Chief Executive Officer

Email: iczoomir@mtxpack.com